DEPFA BANK

RECEIVED

2006 MAR -8 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPFA Deutsche Pfandbriefbank AG



06011458

U.S. Securities and Exchange Comission
Division of Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.

Washington, D.C. 20549
USA

Date: 17. Februar 2006

Attention: Office of International Corporate Finance

RE: DEPFA Deutsche Pfandbriefbank AG / SEC File No. 82-04822
Rule 12g3-2(b) Submission

SUPPL

Dear Sirs or Madam,

This letter supplements our prior correspondence with respect to DEPFA Deutsche Pfandbriefbank AG, a specialized mortgage bank organized and existing under the laws of the Federal Republic of Germany (the "Issuer").

Pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended from time to time (the "Act"), please find enclosed a copy of the following document:

Excerpt of the German commercial registration in acc. with sec. §298 AktG
indicating the following changes: As of 31 December 2005 Mr. Jürgen Karcher and Mr. Reinhard Grzesik retired as Member of the Management Board. Mr. Hans R. Keller was appointed Member of the Management Board with effect from 1 January 2006.

The Issuer is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Issuer is subject to the Act.

Very truly yours,

Katrin Zamfirescu

PROCESSED
MAR 08 2006
THOMSON FINANCIAL

Enc.

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main, Germany
Phone +49 69 5006-0
Fax +49 69 5006-1331
www.depfa-pfandbriefbank.com

Sitz der Gesellschaft: Frankfurt
Handelsregister: Amtsgericht
Frankfurt HRB 55655
VAT Nr. DE 113821246

Aufsichtsratsvorsitzender: Dr. Thomas M. Kolbeck
Vorstand: Hans R. Keller, Bo Heide-Ottosen

Handelsregister B des Amtsgerichts Frankfurt am Main	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 30.1.2006 11:12	Nummer der Firma: **HRB 55655**
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->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-

1. **Anzahl der bisherigen Eintragungen:**

11

2. **a) Firma:**

DEPFA Deutsche Pfandbriefbank AG

b) Sitz, Niederlassung, Zweigniederlassungen:

Frankfurt am Main

c) Gegenstand des Unternehmens:

Betrieb einer Hypothekenbank im Sinne des Hypothekenbankgesetzes. Die Gewährung von Darlehen in Hypothekenpfandbriefen der Bank zum Nennwert ist mit ausdrücklicher Zustimmung des Schuldners zulässig.

3. **Grund- oder Stammkapital:**

108.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

Die Gesellschaft hat mindestens zwei Vorstandsmitglieder.
Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

Vorstand: Heide-Ottosen, Bo, Dublin/Irland, *25.08.1958
Vorstand: Keller, Hans Rudolf, Kingston, Großbritannien, *30.09.1942

5. **Prokura:**

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Bargmann, Birte-Annett, Hofheim am Taunus, *23.06.1958
Bayer, Tammo, Wiesbaden, *01.05.1944
Buchholz, Rolf, Grafrath
Dickertmann, Martin, Hofheim am Taunus, *09.09.1971
Dunkel, Katharina, Wiesbaden, *19.12.1971
Garte, Gabriele, Nidderau, *16.11.1965
Grieb, Roger, Bad Soden, *29.01.1963
Heinzelmann, Gerhard, Friedrichsdorf
Herlan, Sabine, Sulzbach, *03.07.1968
Krick, Stefan, St. Goar
Metzger, Hubert, Wiesbaden, *07.07.1955
Moritz, Birgit, Rödermark, *21.08.1964
Petersen, Thorsten, Frankfurt am Main, *02.04.1965
Rüdel, Heribert, Mainz
Schlösser, Helmut, Ingelheim, *15.02.1955
Schmitt, Marita, Wiesbaden
Welpot, Hans-Dieter, Taunusstein

6. **a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:**

Aktiengesellschaft

Satzung vom 17.11.1989
Zuletzt geändert durch Beschluss vom 04.06.2003

b) Sonstige Rechtsverhältnisse:

Die Gesellschaft ist nach § 385 a Aktiengesetz durch Umwandlung der Körperschaft des öffentlichen Rechts "Deutsche Pfandbriefanstalt" entstanden.

Der Vorstand ist nunmehr ermächtigt, mit Zustimmung des Aufsichtsrates bis zum 16.06.2004 einmalig oder mehrmals Wandel- oder Optionsschuldverschreibungen auszugeben. Der Gesamtbetrag dieser Schuldverschreibungen darf einen Nominalbetrag (ausmachenden Betrag) von Euro 500.000.000,00 bzw. im Falle der Begebung niedrig verzinslicher oder nicht laufend verzinster (Null-Koupon-Anleihen) langlaufender Schuldverschreibungen einen Nominalbetrag von Euro 2.000.000.000,00 nicht überschreiten.
Das Grundkapital ist um bis zu Euro 12.000.000,00 bedingt erhöht durch die Ausgabe von bis zu 4.000.000 neuen Stückaktien.

Der Vorstand ist ermächtigt, in der Zeit bis zum 18.06.2007 mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft durch Ausgabe auf den Inhaber lautender neuer Stückaktien gegen Bareinlage einmalig oder mehrmals, jedoch insgesamt höchstens um 54 Millionen zu erhöhen (genehmigtes Kapital).

Mit der DEPFA BANK plc mit Sitz in Dublin (Handelsregister Dublin, Irland, Registernummer 348819) als herrschendem Unternehmen ist am 19.07.2005 ein Beherrschungsvertrag abgeschlossen. Ihm hat die Hauptversammlung vom 06.06.2005 und die Hauptversammlung der herrschenden Gesellschaft am 22.07.2005 zugestimmt.

Die Hauptversammlung vom 12.05.2004 hat die Übertragung der Aktien der übrigen Aktionäre auf den Hauptaktionär, nämlich die DEPFA BANK plc mit Sitz in Dublin / Irland gegen Barabfindung beschlossen.

7. **a) Tag der letzten Eintragung:**

19.01.2006

Frankfurt am Main, 30.01.2006
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Hundt, Justizfachangestellte
Urkundsbeamter der Geschäftsstelle

1.
Nummer der Eintragung: 11

4.
b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:
Bestellt als
Vorstand:
Keller, Hans Rudolf, Kingston, Großbritannien, *30.09.1942
Nicht mehr
Vorstand:
Dr. Grzesik, Reinhard, Dublin/Irland, *19.03.1959
Nicht mehr
Vorstand:
Karcher, Jürgen, Bad Homburg v.d. Höhe, *14.11.1953

5.
Prokura:
Prokura erloschen:
Höfer-Neder, Walburga, Fulda, *08.10.1959

7.
a) Tag der Eintragung:
19.01.2006
Walden